                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                              GOLDEN TELECOM, INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    38122G107
                             ----------------------
                                 (CUSIP Number)

                               Bjorn Hogstad, Esq.
                                   Telenor ASA
                                 Snaroyveien 30
                             N-1331 Fornebu, Norway
                                  47-97-77-8806
                             ----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2003
                             ----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                              Coudert Brothers LLP
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of SectionSection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 38122G107
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Nye Telenor East Invest AS
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO (See Item 3)
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Norway
--------------------------------------------------------------------------------
                       7        Sole Voting Power

     Number of                  6,732,966 (See Item 5)

       Shares          8        Shared Voting Power

Beneficially Owned by           -0-

        Each           9        Sole Dispositive Power

      Reporting                 6,732,966 (See Item 5)

     Person With       10       Shared Dispositive Power

                                -0-
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         6,732,966 (See Item 5)
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

         The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

         19.5% of the outstanding Common Stock
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 38122G107
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Telenor Business Solutions Holding AS
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO (See Item 3)
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Norway
--------------------------------------------------------------------------------
                       7        Sole Voting Power

     Number of                  6,732,966/(1)/ (See Item 5)

       Shares          8        Shared Voting Power

Beneficially Owned by           -0-

        Each           9        Sole Dispositive Power

      Reporting                 6,732,966/(1)/ (See Item 5)

     Person With       10       Shared Dispositive Power

                                -0-
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         6,732,966/(1)/ (See Item 5)
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

         The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

         19.5% of the outstanding Common Stock/(1)/
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------
(1)  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

CUSIP NO. 38122G107
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Telenor ASA
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         a.  [ ]
         b.  [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO (See Item 3)
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Norway
--------------------------------------------------------------------------------
                       7        Sole Voting Power

     Number of                  6,732,966/(2)/ (See Item 5)

       Shares          8        Shared Voting Power

Beneficially Owned by           -0-

        Each           9        Sole Dispositive Power

      Reporting                 6,732,966/(2)/ (See Item 5)

     Person With       10       Shared Dispositive Power

                                -0-
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         6,732,966/(2)/ (See Item 5)
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

         The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)

         19.5% of the outstanding Common Stock/(2)/
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------
(2)  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Golden Telecom, Inc., a Delaware corporation ("GTI"). The principal executive offices of GTI are located at 1 Kozhevnichesky Proezd, Moscow, Russia 115114.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed jointly by Nye Telenor East Invest AS, Telenor Business Solutions Holding AS, the holder of 100% of the shares of Nye Telenor East Invest AS, and Telenor ASA, the holder of 100% of the shares of Telenor Business Solutions Holding AS, with respect to 6,732,966 shares of GTI's Common Stock to be acquired by Nye Telenor East Invest AS, subject to the terms, covenants and conditions of the Share Exchange Agreement (as defined below) (See
Item 5 below regarding the calculation of such 6,732,966 shares). This statement represents an initial filing by Nye Telenor East Invest AS, Telenor Business Solutions Holding AS and Telenor ASA (collectively, the "Reporting Persons") with respect to such Common Stock. The agreement between the Reporting Persons relating to the joint filing of this statement is attached as Exhibit A hereto.

         NYE TELENOR EAST INVEST AS

         (a) Nye Telenor East Invest AS, a corporation formed under the laws of Norway.

         (b) Snaroyveien 30, N-1331 Fornebu, Norway.

         (c) Nye Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

         (d) During the last five years, Nye Telenor East Invest AS has not been convicted in a criminal proceeding.

         (e) During the last five years, Nye Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Nye Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         EXECUTIVE OFFICERS AND DIRECTORS OF NYE TELENOR EAST INVEST AS

         (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Nye Telenor East Invest AS. The business address of each of such persons is Nye Telenor East Invest AS, c/o Telenor ASA, Snaroyveien 30, N-1331 Fornebu, Norway.

         DIRECTORS OF NYE TELENOR EAST INVEST AS
         ---------------------------------------

Name                                     Citizenship                  Present Principal Occupation
----                                     -----------                  ----------------------------
Jon Fredrik Baksaas                      Norway                       President and Chief Executive Officer of Telenor ASA;
                                                                      Chairman of the Board of Nye Telenor East Invest AS

Torstein Moland                          Norway                       Senior Executive Vice President and Chief Financial Officer
                                                                      of Telenor ASA; Director of Nye Telenor East Invest AS

Morten Lundal                            Norway                       Executive Vice President of Telenor ASA; Chief Executive
                                                                      Officer of Nextra AS; Chairman of the Board of Telenor
                                                                      Internett AS; Managing Director of Nye Telenor East Invest
                                                                      AS

         EXECUTIVE OFFICERS OF NYE TELENOR EAST INVEST AS
         ------------------------------------------------

Name                                     Citizenship                  Present Principal Occupation
----                                     -----------                  ----------------------------
Morten Lundal                            Norway                       Executive Vice President of Telenor ASA; Chief Executive
                                                                      Officer of Nextra AS; Chairman of the Board of Telenor
                                                                      Internett AS; Director of Nye Telenor East Invest AS

         (d) During the last five years, none of the above directors and executive officers of Nye Telenor East Invest AS has been convicted in a criminal proceeding.

         (e) During the last five years, none of the above directors and executive officers of Nye Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Nye Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         TELENOR BUSINESS SOLUTIONS HOLDING AS

         (a) Telenor Business Solutions Holding AS, a corporation formed under the laws of Norway.

         (b) Snaroyveien 30, N-1331 Fornebu, Norway.

         (c) Telenor Business Solutions Holding AS is engaged principally in the business of (i) the import, sale, installation, customer education, consulting and provision of telecommunication equipment and services to businesses, government and consumers, (ii) the production and sale of software, (iii) building and operating cable TV systems, and (v) participating in other related businesses, including, by way of subscription of shares or otherwise, participating in companies engaging in business of a similar nature.

         (d) During the last five years, Telenor Business Solutions Holding AS has not been convicted in a criminal proceeding.

         (e) During the last five years, Telenor Business Solutions Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Business Solutions Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR BUSINESS HOLDING SOLUTIONS
         AS


         (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Business Solutions Holding AS. The business address of each of such persons is Telenor Business Solutions Holding AS, c/o Telenor ASA, Snaroyveien 30 N-1331 Fornebu, Norway.

         DIRECTORS OF TELENOR BUSINESS SOLUTIONS HOLDING AS
         --------------------------------------------------

Name                                     Citizenship                  Present Principal Occupation
----                                     -----------                  ----------------------------
Morten Karlsen Sorby                     Norway                       Executive Vice President and Chief Executive Officer of
                                                                      Telenor Norway; Chairman of the Board of Telenor Business
                                                                      Solutions Holding AS

Ragnar Karhus                            Norway                       Finance Director of Telenor Norway; Director of Telenor
                                                                      Business Solutions Holding AS

Sveinung Hole                            Norway                       Marketing Director of Telenor Norway; Director of Telenor
                                                                      Business Solutions Holding AS

Kjersti Wiklund                          Norway                       IT Director of Telenor Norway; Director of Telenor Business
                                                                      Solutions Holding AS

Marit Saebu                              Norway                       Head of Key Customer Accounts, Director of Telenor Business
                                                                      Solutions Holding AS

Helge Enger                              Norway                       Employee Representative

Rudi Lauritz Rorstad                     Norway                       Employee Representative

Rita Loberg                              Norway                       Employee Representative

         EXECUTIVE OFFICERS OF TELENOR BUSINESS SOLUTIONS HOLDING AS
         -----------------------------------------------------------

Name                                     Citizenship                  Present Principal Occupation
----                                     -----------                  ----------------------------

Ragnar Karhus                            Norway                       Director of Finance of Telenor Norway; Director of Telenor
                                                                      Business Solutions Holding AS

         (d) During the last five years, none of the above directors and executive officers of Telenor Business Solutions Holding AS has been convicted in a criminal proceeding.

         (e) During the last five years, none of the above directors and executive officers of Telenor Business Solutions Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         TELENOR ASA

         (a) Telenor ASA, a corporation formed under the laws of Norway.

         (b) Snaroyveien, 30 N-1331 Fornebu, Norway.

         (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

         (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

         (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

         (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snaroyveien 30 N-1331 Fornebu, Norway.

         DIRECTORS OF TELENOR ASA
         ------------------------

Name                                     Citizenship                  Present Principal Occupation
----                                     -----------                  ----------------------------

Torleif Enger                            Norway                       Executive Vice President of Norsk Hydro ASA; Chairman of
                                                                      the Board of Telenor ASA

Bjorg Ven                                Norway                       Partner, Haavind Vislie Law Firm; Chairman of the Board of
                                                                      the National Insurance Fund and Gjensidige NOR
                                                                      Spareforsikring; Deputy Chairman of the Board of Telenor ASA

Hanne de Mora                            Switzerland                  Principal of A-Connect

Einar Forde                              Norway                       Director of Telenor ASA

Jorgen Lindegaard                        Sweden                       President and Chief Executive Officer of the SAS Group;
                                                                      Chairman of the Board of Sonofon Holding AS; and Member of
                                                                      the Boards of Finansieringsinstituttet for Industri og
                                                                      Haandvaerk AS and Superfos AS

John Giverholt                           Norway                       Chief Financial Officer of Ferd AS

Liselott Kilaas                          Norway                       Head of Business Area Communication and Security Systems of
                                                                      ZENITEL Norway AS

Per Gunnar Salomonsen                    Norway                       Employee Representative

Harald Stavn                             Norway                       Employee Representative

Irma Ruth Tystad                         Norway                       Employee Representative

         EXECUTIVE OFFICERS OF TELENOR ASA
         ---------------------------------

Name                                     Citizenship                  Present Principal Occupation
----                                     -----------                  ----------------------------
Jon Fredrik Baksaas                      Norway                       President and Chief Executive Officer of Telenor ASA

Arve Johansen                            Norway                       Senior Executive Vice President of Telenor ASA, Chief
                                                                      Executive Officer of Telenor Mobile Communication AS and
                                                                      Chief Executive Officer of Telenor Mobile Holding AS

Torstein Moland                          Norway                       Senior Executive Vice President and Chief Financial Officer
                                                                      of Telenor ASA

Jan Edvard Thygesen                      Norway                       Executive Vice President of Telenor ASA and Chief Executive
                                                                      Officer of Telenor Networks

Stig Eide Sivertsen                      Norway                       Executive Vice President of Telenor ASA and Chairman of the
                                                                      Board of Telenor Broadband Services AS

Morten Karlsen Sorby                     Norway                       Executive Vice President and Chief Executive Officer of
                                                                      Telenor Norway

Berit Svendsen                           Norway                       Executive Vice President of Telenor ASA and Chief
                                                                      Technology Officer of Telenor ASA

         (d) During the last five years, none of the above directors and executive officers of Telenor ASA has been convicted in a criminal proceeding.

         (e) During the last five years, none of the above directors and executive officers of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Nye Telenor East Invest AS ("Telenor") has entered into a Share Exchange Agreement (the "Share Exchange Agreement") dated as of August 19, 2003 with SFMT-CIS, Inc., a Delaware corporation and a wholly-owned subsidiary of GTI ("SFMT"), and GTI which provides that, on the terms and subject to the covenants and conditions specified therein, GTI will issue to Telenor shares of Common Stock constituting as of the closing date of the transaction (the "Closing Date") 19.5% of the issued and outstanding Common Stock of GTI, after taking into account the effect of such issuance, in exchange for the sale and transfer by Telenor to SFMT of all of the outstanding shares of capital stock in OAO "Comincom", a Russian open joint stock company ("Comincom"), with the sole exception of five shares of Comincom's common stock.

ITEM 4.  PURPOSE OF TRANSACTION

Under the Share Exchange Agreement, the parties have agreed that, subject to the covenants and conditions specified therein, GTI will issue to Telenor shares of Common Stock constituting as of the Closing Date 19.5% of the issued and outstanding Common Stock of GTI, after taking into account the effect of such issuance (the "GTI Shares"), in exchange for the sale and transfer by Telenor to SFMT of 129,292 shares of common stock, nominal value 1 Ruble per share, 541 shares of non-convertible preferred stock, nominal value 1 Ruble per share, and 29,838 shares of Class B convertible preferred stock, nominal value 1 Ruble per share, of Comincom, representing all of the outstanding shares of capital stock in Comincom, with the sole exception of five shares of Comincom's common stock. Subject to the terms, covenants and conditions of the Share Exchange Agreement, to comply with certain requirements of Russian law, such remaining five shares of Comincom's common stock will be transferred by Mr. Alexander V. Kozhanov, a person appointed by Telenor to own and transfer such shares ("Telenor's Designee"), to SFMT-Rusnet, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of GTI appointed by SFMT to purchase and own such shares ("SFMT's Designee"), pursuant to the Supplemental Share Transfer Agreement (the "Supplemental Share Transfer Agreement") dated as of August 19, 2003 between Telenor, Telenor's Designee and SFMT's Designee.

The acquisition of the GTI Shares by Telenor is subject to a number of terms, covenants and conditions contained in the Share Exchange Agreement and, therefore, there can be no assurance that the acquisition of the GTI Shares will occur. Set forth below is a description of the material provisions of the Share Exchange Agreement and certain related agreements entered into by Telenor in connection with its proposed acquisition of the GTI Shares.

Description of the Share Exchange Agreement
-------------------------------------------

         Share Exchange Terms

         The Share Exchange Agreement contemplates that GTI will issue to Telenor the GTI Shares in an "Offshore Transaction," as such term is defined in Regulations S under the Securities Act of 1933, as amended (the "Securities Act"), in exchange for the sale and transfer by Telenor and Telenor's Designee to SFMT and SFMT's Designee, respectively, of shares comprising all of the issued and outstanding shares of capital stock in Comincom (the "Acquisition").

         The Share Exchange Agreement provides for the following post closing adjustment in connection with the Acquisition. Within 30 days of the Closing Date, (i) GTI will deliver to Telenor a balance sheet prepared for GTI on a consolidated basis as of the Closing Date, together with a supporting schedule setting forth a determination of the indebtedness for GTI on a consolidated basis as of the Closing Date, and (ii) Telenor will deliver to GTI a balance sheet prepared for Comincom and certain of its subsidiaries on a consolidated basis as of the Closing Date, together with a supporting schedule setting forth a determination of the indebtedness for Comincom and such subsidiaries on a consolidated basis as of the Closing Date. If such financial statements show that Comincom has failed to meet certain indebtedness targets specified in the Share Exchange Agreement, Telenor must pay GTI the difference between the indebtedness reflected in the financial statements and Comincom's indebtedness targets. If such financial statements show that GTI has failed to meet certain indebtedness targets specified in the Share Exchange Agreement, GTI must pay Telenor the difference between the indebtedness reflected in the financial statements and GTI's indebtedness targets. If each of GTI and Telenor are required to make such a payment, only the net amount of such payment will be required to be made by either GTI or Telenor, as the case may be. Such payments are to be made in U.S. dollars.

         Conditions Precedent to Share Exchange

         Under Section VI of the Share Exchange Agreement, for Telenor to be obligated to sell and transfer to SFMT all of the issued and outstanding shares of capital stock in Comincom, with the sole exception of five shares of Comincom's common stock, in exchange for the GTI Shares, the following conditions precedent, among others, must have been satisfied: (i) certain of the representations and warranties of each of SFMT and GTI must be true and correct on the Closing Date and each of SFMT and GTI must have delivered to Telenor a certificate to that effect signed by an authorized representative of each of SFMT and GTI; (ii) each and all of the covenants and agreements of SFMT and GTI to be performed or complied with prior to or on the Closing Date must have been duly performed or complied with by each of SFMT and GTI, respectively, and each of SFMT and GTI must have delivered to Telenor a certificate to that effect signed by an authorized representative of each of SFMT and GTI; (iii) any and all authorizations required from any governmental entity to proceed with the transactions contemplated by the Share Exchange Agreement must have been obtained by each of the parties, including (a) SFMT and SFMT's Designee obtaining the requisite approval of the Russian Ministry for Antimonopoly Policy and Support for Entrepreneurship and (b) compliance with all provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, the expiration or termination of the respective waiting periods thereunder, and the termination or closing of any investigation opened thereunder; (iv) the absence of any injunction prohibiting or restraining the transactions contemplated by the Share Exchange Agreement or the Related Agreements (as defined in the Share Exchange Agreement) or any action commenced by any governmental entity to restrain or challenge such transactions or seeking material damages from Telenor if such transactions are consummated; (v) each of the Related Agreements must have been duly entered into by all the parties thereto (other than Telenor) and must be in full force and effect as of the closing; (vi) all action necessary to authorize the execution, delivery and performance of the Share Exchange Agreement and the Related Agreements and the consummation of the transactions contemplated thereby must have been duly and validly taken by the appropriate governing body of SFMT, GTI and GTI's stockholders, as applicable, including the approval of GTI's stockholders for the issuance of the GTI Shares to the extent required by the rules of the Nasdaq National Market; (vii) all third party consents and approvals required in connection with the Acquisition or as otherwise required by the Share Exchange Agreement must have been delivered to Telenor; (viii) Telenor must have received the legal opinion of counsel to SFMT and GTI; (ix) SFMT's Designee must have duly executed and delivered the Supplemental Share Transfer Agreement and such agreement must be in full force and effect; (x) GTI must have delivered a certificate signed by a duly authorized representative of GTI confirming the total number of shares of GTI's capital stock that will be issued and outstanding as of the Closing Date after taking into account the issuance of the GTI Shares; (xi) Telenor must have applied to the Norwegian Ministry of Finance for, and must have received, a tax exemption in respect of the transactions contemplated by the Share Exchange Agreement; and (xii) GTI must have complied with certain financial conditions precedent, including (a) GTI's US GAAP accounts for the 2003 period ending on the last day of the quarter ending immediately preceding the Closing Date must show proportionately consolidated EBITDA of no less than certain targets specified in the Share Exchange Agreement and proportionately consolidated indebtedness and capital expenditures of no more than certain targets specified in the Share Exchange Agreement, subject to certain exceptions, and (b) the delivery by GTI to Telenor of certain financial statements for each quarter beginning with the quarter ending September 30, 2003 through the last full quarter prior to the Closing Date.

         Undertakings of GTI

         Under Article VII of the Share Exchange Agreement, GTI has undertaken to Telenor to perform and comply with certain covenants for certain periods of time. From and after August 19, 2003, and prior to the Closing Date, GTI has, among other things, agreed that it will not, and that it will not permit certain of its subsidiaries listed in the Share Exchange Agreement (the "Key GTI Companies") to, engage in any of the following, without Telenor's prior approval: (i) subject to certain exceptions, changing or altering GTI's or any Key GTI Company's corporate structure or amending its charter documents or by-laws or other governing or organizational documents, or initiating or undertaking any liquidation or dissolution of GTI or any Key GTI Company; (ii) solely in relation to shares of capital stock of GTI and except for grants under GTI's equity incentive plan within the limits established and in effect on August 19, 2003 or the issuance of shares of Common Stock of GTI upon exercise of options thereunder, issuing or selling any shares of GTI's capital stock or any other securities or issuing any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or entering into any contract, understanding or arrangement with respect to the issuance of any shares of GTI's capital stock or any of GTI's other securities, or entering into any arrangement or contract with respect to the purchase, redemption or voting of GTI's capital stock, or adjusting, splitting, reacquiring, redeeming, combining or reclassifying any of GTI's securities, or making any other changes in its capital structure; (iii) declaring, setting aside or paying any dividends in the form of shares of capital stock or other securities on any capital stock or other ownership, membership or equity interests of GTI or any Key GTI Company (except in case such dividends are due to GTI or any Key GTI Company); (iv) subject to certain exceptions, selling or otherwise transferring or leasing any properties or assets or canceling any debt or claim or waiving any right, other than (a) in the ordinary course of business; (b) transfers among GTI or any of its subsidiaries, or (c) in any case where the amount involved does not exceed US$2,000,000 (or the equivalent thereof in any other currency), except for transfers among GTI or any of its subsidiaries; (v) granting to any employee, officer or director of GTI or any Key GTI Company any retirement, severance, termination or other severance-related benefits in respect of which the aggregate potential liability to GTI or any Key GTI Company is in excess of US$250,000 (or the equivalent thereof in any other currency), or adopting any profit sharing or similar plan; (vi) incurring (contingently or otherwise) any indebtedness, other than (A) in the ordinary course of business, provided that in no event shall the aggregate amount of such indebtedness incurred in the ordinary course of business exceed US$5,000,000 (or the equivalent thereof in any other currency), and (B) indebtedness incurred by GTI or any subsidiary of GTI under a loan agreement to be entered into by GTI and certain of its subsidiaries with the European Bank for Reconstruction and Development; (vii) changing the manner in which GTI or any Key GTI Company accounts for its tax liabilities, or deviating from past practice in preparing and filing any tax returns, unless required to do so by applicable law; (viii) making any material change in its accounting methods or practices, except as may be required by applicable law; (ix) taking any action to delist GTI's capital stock from the Nasdaq National Market; or (x) agreeing, in writing or otherwise, to do any of the foregoing.

         Investment Undertakings of Telenor

         Under Article VIII of the Share Exchange Agreement, Telenor has undertaken to SFMT and GTI to perform and comply with certain investment covenants upon the issuance of the GTI Shares to Telenor. Telenor has agreed (i) subject to clause (iv) of this sentence, that none of the GTI Shares will be offered or sold in the absence of registration under the Securities Act and any applicable states securities laws or, in the opinion of counsel acceptable to GTI, pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws; (ii) that it will not transfer any of the GTI Shares in violation of the provisions of any applicable federal, state or foreign securities laws; (iii) that no hedging transactions involving the GTI Shares will be conducted unless such transactions are conducted in compliance with the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (iv) except as otherwise permitted under the Shareholders Agreement (as defined below), for a period of 6 months after the Closing Date, that it will not offer, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the GTI Shares or securities convertible into or exchangeable or exercisable for any of the GTI Shares, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without GTI's prior written consent.

         Termination

         The Share Exchange Agreement will terminate if the Closing Date has not occurred on or before January 31, 2004 (the "Cut Off Date"), unless the parties agree otherwise in writing; provided that if the sole remaining conditions to be satisfied by the Cut Off Date are one or more of certain financial conditions precedent set forth in the Share Exchange Agreement and the party entitled to the benefit of such condition is unable to determine whether such conditions precedent have been satisfied due to the fact that the applicable quarterly financial statements have not been delivered by the party obligated to make such delivery, despite such party's reasonable efforts to do so, then the Cut Off Date will automatically be extended until the fifth business day after the date on which the quarterly financial statements have been delivered by the party obligated to make such delivery in accordance with the terms of the Share Exchange Agreement.

         In addition, (i) if a party materially breaches any term or condition of the Share Exchange Agreement to be complied with at or before the Closing Date or the obligations of such party become incapable of fulfillment prior to the Closing Date, and such breach or noncompliance has not been waived by the other party or parties thereto, then the Share Exchange Agreement may be terminated, the Closing Date will not occur and the transactions contemplated thereby may be abandoned upon written notice by the nonbreaching party to the breaching party; and (ii) the Share Exchange Agreement may be terminated at any time prior to the closing by mutual written agreement of the parties.

In connection with its investment in the GTI Shares, in addition to the Share Exchange Agreement, Telenor has entered into the following agreements:

         (a) a Shareholders Agreement dated as of August 19, 2003 (the "Shareholders Agreement") among GTI, Alfa Telecom Limited, a British Virgin Islands company ("Alfa"), Telenor, OAO Rostelecom, a Russian open joint stock company ("RTK"), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a Guernsey limited liability company ("Cavendish"), and First NIS Regional Fund SICAV, a Luxembourg private institutional fund ("First NIS" and, together with Cavendish, "First NIS/Cavendish");

         (b) a Standstill Agreement dated as of August 19, 2003 (the "Standstill Agreement") among Alfa, Telenor, RTK, CIG, Cavendish, First NIS and GTI; and

         (c) a Registration Rights Agreement dated as of August 19, 2003 (the "Registration Rights Agreement") among GTI, Alfa, Telenor, RTK, CIG, Cavendish and First NIS.

In addition, Telenor ASA will enter into a Guaranty (the "Guaranty") among Telenor ASA, GTI and SFMT on the Closing Date.

Description of the Shareholders Agreement
-----------------------------------------
         As a condition precedent to Telenor's obligation to sell and transfer to SFMT all of the issued and outstanding shares of capital stock in Comincom (with the sole exception of five shares of Comincom's common stock) in exchange for the GTI Shares under the Share Exchange Agreement, GTI, Alfa, RTK, CIG, Cavendish and First NIS have entered into the Shareholders Agreement with Telenor under which the parties have agreed, among other things, to certain rights regarding the nomination and removal of directors to and from the 10 member board of directors of GTI (the "Board"), certain purchase rights in connection with new issuances of securities by GTI, certain rights and limitations regarding tender offers, certain limitations on the parties' ability to engage in certain business combinations, certain rights of first offer, tag-along rights and other rights in connection with the transfer of Common Stock and certain rights in connection with pledges of Common Stock. Alfa, Telenor, RTK, CIG, Cavendish and First NIS are hereinafter referred to from time to time each individually as a "Shareholder" and collectively as the "Shareholders." The Shareholders Agreement, and the rights and obligations provided thereunder, will become effective on the latter to occur of (a) the date on which the board of directors of RTK has ratified and approved RTK's execution of the Shareholders Agreement, the Standstill Agreement and the Registration Rights Agreement and (b) the Closing Date (the "Effective Date").

         Nomination and Removal of Directors

         The Shareholders Agreement provides that, until such date as the Board determines otherwise, the Board will consist of 10 directors. The parties have further, among other things, agreed that:

                  (i) subject to paragraph (xi) below, GTI and each Shareholder will take all action necessary to maintain a sufficient number of "Independent Directors" (as defined by the Marketplace Rules of the National Association of Securities Dealers (the "NASD") and the rules of the Securities and Exchange Commission (the "SEC")) and Independent Directors who are "Financial Experts" (as defined by the NASD's Marketplace Rules and the rules of the SEC) on the Board to satisfy the standards for audit committees and Independent Directors and other requirements for board composition as set forth in the NASD's Marketplace Rules and in any other applicable law, rule or regulation;

                  (ii) commencing on the Effective Date and until the earlier of
(x) the second anniversary of the Effective Date and (y) with respect to any Shareholder, the date on which such Shareholder's Board membership is adjusted as described below in paragraphs (v) through (viii), GTI and each Shareholder will take all action necessary to maintain the membership on the Board of (a) three directors designated by Alfa; (b) two directors designated by Telenor; (c) two directors designated by RTK (one of whom must be an Independent Director);
(d) one director designated by CIG (who must be an Independent Director); (e) one director designated by First NIS/Cavendish (who must be an Independent Director); (f) one director (who must be an Independent Director and, if at such time there is no other director who is a Financial Expert, a Financial Expert) designated by the directors sitting on the Board on the date of the Board meeting at which the Board adopts the resolutions concerning the annual meeting of stockholders of GTI, including the resolution in which the Board nominates individuals to stand for election as directors for the year following the annual meeting of stockholders; and (g) to the extent permitted by the NASD's Marketplace Rules and at the election of each Shareholder who owns 15% or more of the issued and outstanding shares of voting stock ("Voting Stock") of GTI, permit, subject to certain conditions, a person designated by such Shareholder (who need not be a director) to attend all meetings of the audit committee of the Board as an observer;

                  (iii) GTI and each Shareholder will take all such actions as are necessary to remove (a) any director that ceases to be a designee of any Shareholder, upon notice from such Shareholder to GTI and the other

Shareholders; and (b) any Independent Director or Financial Expert that ceases to qualify as an Independent Director or Financial Expert, as the case may be, as set forth in the NASD's Marketplace Rules, if requested by the Board;

                  (iv) if a director designated by a Shareholder (an "Affected Shareholder") dies, resigns or is removed as described above in paragraph (iii), GTI and each Shareholder will take all such actions as are necessary to elect as director an individual designated by the Affected Shareholder, provided that, if any Independent Director (or a person that ceases to qualify as an Independent Director) dies, resigns or is removed, such Independent Director (or such person that ceases to qualify as an Independent Director) will be replaced by another Independent Director;

                  (v) if on any date prior to or on the second anniversary of the Effective Date (A) First NIS/Cavendish or CIG, as the case may be, owns less than 3% of all the issued and outstanding Voting Stock, the right of First NIS/Cavendish or CIG, as the case may be, to continued Board representation and the obligations of First NIS/Cavendish or CIG, as the case may be, described above in paragraphs (i) through (iv) and below in paragraph (xi) will terminate, and First NIS/Cavendish or CIG will cause its designee to resign, or if such designee does not resign, the Shareholders and GTI will take such actions as may be necessary to remove such director; or (B) the director designated by First NIS/Cavendish or CIG, as the case may be, resigns and First NIS/Cavendish or CIG, as the case may be, does not designate a replacement within 10 business days, the right of First NIS/Cavendish or CIG, as the case may be, to continued Board representation and the obligations of First NIS/Cavendish or CIG, as the case may be, described above in paragraphs (i) through (iv) and below in paragraph (xi) will terminate;

                  (vi) if on any date prior to or on the second anniversary of the Effective Date (A) RTK owns less than 10% but more than 3% of all of the issued and outstanding shares of Voting Stock, RTK will be entitled to designate one director; provided that if RTK owns less than 3% of all of the issued and outstanding shares of Voting Stock, the right of RTK to continued Board representation and the obligations of RTK described above in paragraphs (i) through (iv) and below in paragraph (xi) will terminate, and RTK will cause its designee to resign as a director, or, if such designee does not resign, the Shareholders and GTI will take such actions as may be necessary to remove such director; or (B) RTK owns less than 10% but more than 3% of all of the issued and outstanding shares of Voting Stock and the director designated by RTK resigns and RTK does not designate a replacement within 30 business days, the right of RTK to continued Board representation and the obligations of RTK described above in paragraphs (i) through (iv) and below in paragraph (xi) will terminate;

                  (vii) the designation rights of any Shareholder (other than First NIS/Cavendish, CIG or RTK) who, as of the Effective Date, is entitled to designate more directors than it would otherwise be entitled to designate under the designation table provided below in paragraph (ix), will continue until the earlier of (x) the second anniversary of the Effective Date and (y) the date on which the ownership by such Shareholder of shares of Voting Stock falls below the relevant Adjustment Percentage (as defined in the following sentence) and the number of directors designated by such Shareholder will then be reduced to the applicable number indicated in the designation table, and each such Shareholder will cause such number of directors designated by it to resign so that it has the number of designees set forth in the designation table opposite the percentage of issued and outstanding shares of Voting Stock then owned by it or if such director(s) do not resign, the Shareholders and GTI will take such actions as may be necessary to remove such director(s). The "Adjustment Percentage" means (a) in the case of any Shareholder who, as of the Effective Date, is entitled to designate three directors, 30% of all of the issued and outstanding shares of Voting Stock and (b) in the case of any Shareholder who, as of the Effective Date, is entitled to designate two directors, 10% of all of the issued and outstanding shares of Voting Stock;

                  (viii) except as otherwise permitted above in paragraphs (i) through (vii), from and after such time as the ownership by a Shareholder of issued and outstanding shares of Voting Stock falls below any of the applicable thresholds specified in the designation table provided below in paragraph (ix), the number of directors designated by any such Shareholder will be reduced to the applicable number specified in the designation table, and each such Shareholder will cause such number of directors designated by it to resign so that it has the number of designees set forth in the designation table opposite the percentage of issued and outstanding shares of Voting Stock then owned by it, or, if such director(s) do not resign, the Shareholders and GTI will take such actions as may be necessary to remove such director(s);

                  (ix) subject to the procedures set forth above in paragraph
(viii), following any change in ownership in the issued and outstanding shares of Voting Stock that causes one or more Shareholders' ownership of shares of Voting Stock to reach, exceed or fall below the thresholds specified below, the right to designate directors will be allocated among the Shareholders as follows:

Percent of issued and outstanding shares of Voting Stock
owned by Shareholder                                                                  Number of Designees
--------------------                                                                  -------------------
10% or less                                                                                     0

More than 10% but less than 20%                                                                 1

20% or more but less than or equal to 30%                                                       2

More than 30% but less than 40%                                                                 3

40% or more                                                      3; plus the right to designate an Independent Director (who will be a Financial Expert and qualified and willing to serve on the audit committee of the Board)

provided that the size of the Board will not be increased beyond 10 members, and a Shareholder who would be entitled to designate an additional director due to such Shareholder's acquisition of additional shares of Voting Stock may only exercise such right when another Shareholder loses the right to designate a director;

                  (x) any vacancies on the Board not addressed by the procedures set forth above in paragraphs (i) through (ix) will be filled by a vote of a simple majority of the remaining directors then in office; and

                  (xi) if it becomes necessary (as determined by GTI and the Shareholders holding a majority of the issued and outstanding shares of Voting Stock) to treat GTI as a "controlled company" under the NASD's Marketplace Rules, (a) the Shareholders will indicate in their respective filings on
Schedule 13D that they are members of a "group" (as such term is used in Rule 13d-1 under the Exchange Act), (b) GTI will indicate in its annual meeting proxy on Schedule 14A that it is a "controlled company," and (c) GTI and the Shareholders will take any such other actions as may be required for GTI to qualify for treatment as a "controlled company" under the NASD's Marketplace Rules.

         In addition, the Shareholders Agreement provides that directors who have a direct or indirect financial interest in a matter subject to consideration by the Board must disclose the material facts relating to the relationship giving rise to such direct or indirect financial interest and the nature of such interest and, if requested by a simple majority of the disinterested directors, will not participate in the Board's discussion of such matter. Any such matter shall be approved by a simple majority of the disinterested directors, even if such disinterested directors are less than a quorum. The Shareholders Agreement also provides for special procedures pursuant to which any two directors may, under certain circumstances, delay for up to 45 days the consideration by the Board of any transaction or series of related transactions involving, directly or indirectly, a value exceeding 5% of the total consolidated assets of GTI and its subsidiaries.

         Purchase Rights of Shareholders

         The Shareholders Agreement provides that, with respect to the issuance by GTI of any shares of Voting Stock or any other shares of capital stock of GTI and any options, warrants, convertible securities, or other rights to acquire Voting Stock or other capital stock of GTI or securities exercisable or convertible for Voting Stock or other capital stock of GTI (collectively, "New Securities") as a result of which a Shareholder's percentage of beneficial ownership of Voting Stock would be reduced, either immediately upon issuance of such New Securities or upon the exercise or conversion thereof, GTI will give prior notice of such issuance to each Shareholder and, subject to the terms of the Standstill Agreement, each Shareholder will have the right, but not the obligation, to elect to purchase up to its pro rata share of such New Securities (calculated on a fully diluted basis). Such pro rata share for any Shareholder will be the ratio of (a) the sum, without duplication, of the total number of shares of Voting Stock and any other shares of capital stock of GTI held by such Shareholder prior to the issuance of New Securities (assuming the full exercise or conversion of any options, warrants, convertible securities exercisable or convertible for Voting Stock or other capital stock of GTI) to (b) the sum, without duplication, of the total number of shares of Voting Stock and any other shares of capital stock of GTI outstanding immediately prior to the issuance of New Securities held by all stockholders of GTI, (assuming the full exercise or conversion of any options, warrants, convertible securities exercisable or convertible for Voting Stock or other capital stock of GTI). Each Shareholder's purchase must be on the same terms and conditions as the balance of such issuance of New Securities; provided, however, if the sale price at which GTI proposes to issue, deliver or sell any New Securities is to be paid with consideration other than cash, then the purchase price at which a Shareholder may acquire its portion of such New Securities will be equal in value to such consideration (as determined in good faith by the Board) but payable entirely in cash.

         Tender Offers

         The Shareholders Agreement provides that no Shareholder will, individually or together with any of its affiliates, directly or indirectly, in any manner, acquire beneficial ownership of any share or shares of Voting Stock (including, without limitation, through the acquisition of ownership or control of another Shareholder or a controlling person of another Shareholder) if after giving effect thereto, such Shareholder and its affiliates would beneficially own, in the aggregate, 50% or more of the issued and outstanding shares of Voting Stock, unless such share or shares are acquired by such Shareholder and/or one of its affiliates pursuant to a tender offer in accordance with
Section 14 of the Exchange Act and the rules and regulations thereunder to purchase any and all of the issued and outstanding shares of GTI which is accepted by stockholders holding a simple majority of the issued and outstanding shares of Voting Stock (excluding any shares of Voting Stock held by such Shareholder and its affiliates) (a "Tender Offer"); provided that, if at any time (i) a person who has made a filing with the SEC on Schedule 13D or Form TO with respect to the acquisition of shares of capital stock of GTI other than (a) a Shareholder or any affiliate of any Shareholder or (b) a person acting for or together with any Shareholder or any affiliate of any Shareholder (a "Tender Offer Third Party Investor") makes a bona fide tender offer to purchase such percentage of the issued and outstanding shares of Voting Stock that when aggregated with any of the issued and outstanding shares of Voting Stock then owned by such Tender Offer Third Party Investor and its affiliates would equal more than 50% of the issued and outstanding shares of Voting Stock, and a Shareholder or any of its affiliates thereafter makes a Tender Offer during the period in which the tender offer made by such Tender Offer Third Party Investor is still in effect, or (ii) a Tender Offer Third Party Investor makes a bona fide tender offer during the period in which a Tender Offer made by a Shareholder or any of its affiliates is still in effect, then the requirement in the definition of "Tender Offer" that the Tender Offer made by such Shareholder be accepted by stockholders of GTI holding a simple majority of the issued and outstanding shares of Voting Stock (excluding any shares of Voting Stock held by such Shareholder and its affiliates) will not apply. In addition, if any person, individually or together with any of its affiliates, directly or indirectly, acquires beneficial ownership of any share or shares of Voting Stock from a Shareholder (other than through a Public Sale (as defined in the Shareholders Agreement) of shares) and, after giving effect thereto, such person and its affiliates own 10% or more of the issued and outstanding shares of Voting Stock, then such person will be required, and each Shareholder will undertake to cause such person, to execute an endorsement pursuant to which such person will be bound by the provisions of the Shareholders Agreement relating to tender offers.

         Limitations on Business Combinations

         The Shareholders Agreement provides that, except with respect to Tender Offers and participation in an auction of GTI pursuant to the provisions of the Standstill Agreement described below, each Shareholder will not, nor will it permit any of its affiliates to, engage in any "Business Combination" as defined under Section 203(c)(3) of the Delaware General Corporation Law with GTI without the prior approval of the Board, which approval will be effective only if it includes the affirmative vote of a majority of directors who are neither an officer nor an employee of GTI, nor a person employed, designated as a member of the Board or otherwise controlled by or under common control with any Shareholder or any of its controlling persons or affiliates proposing to engage in such Business Combination ("Business Combination Disinterested Directors"). If no Business Combination Disinterested Directors are in office, then each Shareholder will not, nor will it permit any of its affiliates to, engage in any Business

Combination with GTI unless such Business Combination is approved by the Board and authorized at a meeting of stockholders by the affirmative vote of holders of at least 66 2/3% of the outstanding Voting Stock which is not owned by such Shareholder.

         Transfers

         Under the Shareholders Agreement, each Shareholder has agreed to certain rights and conditions described below with respect to any direct or indirect sale, exchange, transfer, assignment, distribution or other disposition, or issuance or creation of any option or any voting proxy, voting trust or other voting agreement in respect of any person or instrument, whether in a single transaction or a series of related transactions (a "Transfer"), of any shares of Common Stock or other capital stock of GTI, or any option right, subscription, warrant, phantom stock right or other contract right to receive shares of Common Stock or such other capital stock, or any bonds, notes, debentures or other securities of any kind whatsoever, that are, or may become, convertible into or exchangeable for, shares of Common Stock or such other capital stock of GTI ("Shares"). No Shareholder may Transfer any or all of its Shares to, or create or permit any lien on any of its Shares in favor of, any person other than in accordance with the terms and conditions of the Shareholders Agreement.

                  Transfers to Permitted Transferees

                  The Shareholders Agreement provides that each Shareholder may Transfer any of its Shares (a) to any controlling person of such Shareholder or any affiliate of such controlling person or Shareholder that is controlled by such controlling person or Shareholder, as the case may be, subject to certain exceptions (a "Permitted Transferee") or (b) in a Public Sale of such Shares, in each case, without the need to comply with the terms and conditions described below relating to rights of first offer, tag-along rights and purchases from First NIS/Cavendish or CIG; provided that any Shares so transferred to a Permitted Transferee will be subject to the terms and conditions of the Shareholders Agreement, the Standstill Agreement and the Registration Rights Agreement and all of the rights and obligations of the transferor thereunder, and such Permitted Transferee must execute, and each Shareholder must cause such person to execute, an endorsement pursuant to which such Permitted Transferee will be bound by the provisions of the Shareholders Agreement. In addition, a Shareholder may not transfer any of its rights and obligations under the Shareholders Agreement to any person other than a Permitted Transferee.

                  The Shareholders Agreement further provides that RTK must, in connection with any proposed Transfer of any of its Shares to any RTK Transferee (as defined in the Shareholders Agreement), in addition to complying with the requirements described in the paragraph above, prior to the effectiveness of such Transfer, deliver to GTI, with copies to each of the other Shareholders,
(i) any permits required by applicable Russian law in connection with such Transfer, (ii) an amendment to RTK's existing license issued by the Central Bank of the Russian Federation or a new license issued by the Central Bank of the Russian Federation, in each case, permitting such Transfer, (iii) a certificate executed by a senior officer of each RTK Transferee to whom any Shares are being transferred, identifying the shareholders of such RTK Transferee as of the proposed date of effectiveness of such Transfer and specifying such shareholders' respective percentage ownership interests in such RTK Transferee, and (iv) if RTK has the ability to elect a majority of the board of directors of RTC-Leasing OJSC at the time of the proposed Transfer, a guarantee of RTK in respect of the obligations of such RTK Transferee under the Shareholders Agreement, duly executed by an authorized signatory of RTK and otherwise in form and substance satisfactory to GTI, provided that such guarantee will remain in effect only for so long as RTK retains the ability to elect a majority of the board of directors of RTC-Leasing OJSC.

                  Rights of First Offer

                  Under the Shareholders Agreement, during the period commencing on the Effective Date and ending on the fifth anniversary thereof, any Shareholder and its affiliates (or, under certain circumstances, a group of Shareholders and their respective affiliates) owning 10% or more of the issued and outstanding shares of Voting Stock (a "Significant Selling Shareholder") and wishing to effect a Transfer of any Shares (the "Offered Shares"), must provide prior notice of such Transfer to Alfa, Telenor and RTK (each a "Right Holder") , any of whom may offer to purchase, for cash, in the aggregate, all (but not less than all) of the Offered Shares at a purchase price determined by such Right Holder but otherwise subject to all other terms and conditions of the proposed Transfer. If the Right Holder's purchase price is the same (or higher) than the purchase price of the proposed Transfer, the Significant Selling Shareholder must sell the Offered Shares to such Right Holder at the Right Holder's purchase price; provided that, if two or more Right Holders offer to buy the Offered Shares and their proposed purchase prices are the same, then the Significant Selling Shareholder must sell to each such Right Holder such number of the Offered Shares (a) as is equal to the total number of Offered Shares multiplied by a fraction, the numerator of which is the number of shares of Voting Stock owned by such Right Holder and the denominator of which is the total number of shares of Voting Stock owned by the Right Holders who have delivered such matching purchase offers or (b) as the Right Holders who have delivered such matching purchase offers may agree among themselves. If none of the Right Holders offer to purchase the Offered Shares or if the Significant Selling Shareholder is not obliged to sell the Offered Shares to any Right Holder because the purchase price of the proposed Transfer is higher than the Right Holder(s)' purchase price, then the Selling Shareholder may Transfer all (but not less than all) of the Offered Shares to any other person for a purchase price payable in cash equal to or greater than the purchase price of such proposed Transfer and otherwise on the same terms and conditions of such proposed Transfer.

                  Telenor's and Alfa's Tag-Along Rights

                  The Shareholders Agreement provides that, during the period commencing on the Effective Date and ending on the third anniversary thereof, if, after compliance with the terms and conditions relating to rights of first of offer, (a) Alfa accepts a bona fide offer (an "Offer") to purchase its Shares from a person who, together with its affiliates, is principally engaged in, and generates a majority of its gross revenues from, the telecommunications business, or (b) Telenor accepts an Offer from a financial/industrial investor (other than an investment fund) whose principal investments are in the Russian Federation (in each case, the "Offering Shareholder"), then Alfa or Telenor, if it is not the Offering Shareholder (the "Other Shareholder"), will receive prior notice from the Offering Shareholder offering such Other Shareholder the option to participate in such proposed Transfer pro rata with the Offering Shareholder and to sell to the proposed transferee up to the number of Shares as are determined pro rata on the basis of the Other Shareholder's and the Offering Shareholder's respective ownership of shares of Voting Stock. If the Other Shareholder opts to participate in such proposed Transfer, then the Offering Shareholder must use all reasonable efforts to cause the proposed transferee to agree to acquire all the Shares of the Offering Shareholder and the Other Shareholder, on substantially the same terms and conditions as the Offer. If the proposed transferee is unwilling or unable to acquire such additional Shares upon such terms, then the Offering Shareholder may elect either to cancel such proposed Transfer or to allocate the maximum number of Shares that such transferee is willing to purchase pro rata between the Offering Shareholder and the Other Shareholder.

                  Other Shareholders' Tag-Along Rights

                  The Shareholders Agreement provides that Alfa will not, in any one transaction or series of related transactions, Transfer Shares to any person other than a Shareholder or any affiliate of any Shareholder (a "Tag Along Third Party Investor"), who will own, directly or through affiliates, no less than 1/3 of the Shares immediately after such purchase (a "Third Party Offer"), unless the terms and conditions of the Third Party Offer include an offer, at the same price and on the same terms as the Transfer by Alfa, to include, at the option of CIG, RTK and/or First NIS/Cavendish, in the sale or other disposition to the Tag Along Third Party Investor, a portion of the Shares owned by CIG, RTK and/or First NIS/Cavendish. Alfa must give prior written notice to CIG, RTK and First NIS/Cavendish of the Third Party Offer, and each of CIG, RTK and First NIS/Cavendish will have the right to sell pursuant to the Third Party Offer such number of its Shares as is equal to the product of (i) its pro rata ownership of shares of Voting Stock and (ii) the total number of Shares covered by the Third Party Offer. The terms and consideration payable per Share to be Transferred by CIG, RTK and First NIS/Cavendish in such sale or other disposition must be the same in all respects as the consideration payable to Alfa per Share so Transferred by Alfa. However, such tag-along rights of CIG, RTK and First NIS/Cavendish will not apply if Alfa Transfers Shares to an internationally recognized financial institution, a person who, together with its affiliates, is principally engaged in, and generates a majority of its gross revenues from, the telecommunications business or an international investment fund with a majority of capital provided by reputable institutional or governmental shareholders.

                  Purchases from First NIS/Cavendish or CIG

                  The Shareholders Agreement provides that, if Alfa, Telenor and/or any of their respective affiliates enters into an agreement with First NIS/Cavendish or CIG, as the case may be, in respect of the purchase of any Shares from First NIS/Cavendish or CIG, as the case may be, then the purchasing Shareholder will give prior notice of such contemplated purchase to the other Shareholder and the other Shareholder may elect to participate in such purchase and will be entitled to purchase up to 50% of the Shares then being sold by First NIS/ Cavendish or CIG, as applicable, for the same price per share as is paid by the purchasing Shareholder. The consideration for any such acquisition will be cash.

         Pledges

         The Shareholders Agreement provides that any Shareholder (a "Pledging Shareholder") may pledge Shares to any person (a "Pledgee") to secure a bona fide obligation; provided that the following terms and conditions are satisfied:

                  (i) The Pledging Shareholder must provide to each of the non-pledging Shareholders (i) written notice of the pledge describing the terms of the pledge, (ii) copies of the relevant pledge agreement and (iii) a written acknowledgement from the Pledgee that the Pledgee agrees to the terms and conditions of the Shareholders Agreement relating to pledges.

                  (ii) Any such pledge must be governed by a pledge agreement, which must be binding on the Pledgee and provide that:

                           (a) the Pledgee, prior to taking any action to
enforce its rights in or to any of the pledged Shares (an "Enforcement Action"), must give prior written notice of such intention to each of the non-pledging Shareholders; and

                           (b) each of the non-pledging Shareholders will have
the right, at the option of such non-pledging Shareholder, to purchase from the Pledgee (pro rata according to the respective percentage of Voting Stock owned by each non-pledging Shareholder exercising its purchase rights hereunder (each, a "Purchasing Shareholder" and, collectively, the "Purchasing Shareholders") relative to the total number of shares of Voting Stock owned by all other Purchasing Shareholders, or in such other proportion as such Purchasing Shareholders may agree among themselves) the underlying obligation at a purchase price equal to the lesser of (a) the Fair Market Value (as defined in the Shareholders Agreement) of the pledged Shares being purchased by such Purchasing Shareholder(s) or (b) the principal amount of the relevant underlying obligation being purchased by such Purchasing Shareholder(s), plus any interest, penalties and other similar payments (if any) accrued and owing thereon up to, but excluding, the purchase date thereof. Concurrently with such purchase of the underlying obligation, the pledge agreement will be automatically assigned to the Purchasing Shareholder(s). Thereafter, the Pledging Shareholder will Transfer the relevant pledged Shares to each such Purchasing Shareholder, free and clear of all liens, in exchange for cancellation of the underlying obligation with respect to such pledged Shares, without any additional purchase price owed or payable with respect thereto.

                  (iii) If any Enforcement Action would result in the Transfer of Shares such that a person, together with any of its affiliates, would acquire more than 50% of the issued and outstanding shares of Voting Stock, and the non-pledging Shareholders do not elect to purchase in the aggregate all of the pledged Shares as described above in subparagraph (ii)(b), then the non-pledging Shareholders will each have the right, exercisable by written notice to the Pledging Shareholder and the Pledgee, to elect to sell in the proposed Transfer of pledged Shares to such person, all or any portion of such non-pledging Shareholders' Shares, free and clear of any liens other than obligations under the Shareholders Agreement. The Transfer of Shares by the non-pledging Shareholders will be at a price equal to the Fair Market Value thereof or, at the election of such non-pledging Shareholders, such other price as may be agreed between the Pledgee and the non-pledging Shareholders electing to Transfer their Shares (which may not be less than the Fair Market Value thereof).

                  (iv) Each non-pledging Shareholder must be an express third-party beneficiary of the pledge agreement with respect to each such non-pledging Shareholder's rights set forth under the Shareholders Agreement.

                  (v) If any pledged Shares are Transferred, the transferee which acquires the Shares agrees to be bound by the terms and conditions of the Shareholders Agreement and to execute an endorsement evidencing such agreement to be bound.

                  (vi) The Pledgee must be either:

                           (a) a licensed Russian bank with equity capital of at
least US$200 million which is not subject to administration by the Russian Agency for Restructuring of Credit Organizations ("ARCO") and in which ARCO does not possess any controlling or blocking rights;

                           (b) a non-Russian bank with an investment grade
rating from Moody's Corporation or Standard & Poor's, as such ratings are determined at the time of the pledge; or

                           (c) any other lender or supplier of vendor financing
that has a long-term debt rating of Baa or higher from Moody's Corporation or a rating of BBB or higher from Standard & Poor's, as such ratings are determined at the time of the pledge.

                  (vii) Pledged Shares must be pledged to the Pledgee under one pledge only, and the underlying obligation secured by such pledge must not be secured by any collateral other than the pledged Shares.

                  (viii) Any breach by the Pledgee of any provision of the Shareholders Agreement to be observed by the Pledgee will be deemed a breach of the Shareholders Agreement by the Pledging Shareholder.

         Certain Limitations Regarding Proxies, Voting Agreements, Shareholders Agreements and Other Arrangements

         Under the Shareholders Agreement, each Shareholder has, among other things, agreed that, except for the Shareholders Agreement, the Share Exchange Agreement, the Standstill Agreement and the Registration Rights Agreement, (a) no Shareholder will grant any proxy or enter into or agree to be bound by any understanding or any voting trust, voting proxy or other agreement with respect to any matters relating to GTI, its management or any Shares, (b) nor will any Shareholder enter into any shareholders agreement or other arrangement of any kind with any person with respect to any matters relating to GTI, its management or any Shares, and (c) nor will any Shareholder act, for any reason, as a member of a group or in concert with any other person in connection with the acquisition, Transfer or other disposition or voting of Shares in any manner which is inconsistent with any obligation of such Shareholder under the Shareholders Agreement; provided that each Shareholder will be permitted to Transfer its Shares in accordance with the terms of the Shareholders Agreement.

         Termination

         The Shareholders Agreement will remain in effect until the earlier of
(i) the date on which all of the parties agree to its termination; and (ii) the date on which any person owns, individually or collectively with its affiliates, more than 50% of the issued and outstanding shares of Voting Stock; provided that (a) any Shareholder who, together with its affiliates, having once attained ownership of at least 3% or more of the issued and outstanding shares of Voting Stock thereafter ceases to own, together with its affiliates, at least five percent 3% of the issued and outstanding shares of Voting Stock will cease to be a party to, or have any rights or obligations under, the Shareholders Agreement from and after the date of the relevant Transfer (or dilution); and (b) no such Transfer, dilution or termination will be deemed to relieve any party of any obligations under the Shareholders Agreement accruing, or resulting from, any breach, action or omission of such party occurring, prior to the date of such Transfer, dilution or termination.

Description of the Standstill Agreement
---------------------------------------

      As a condition precedent to Telenor's obligation to sell and transfer to SFMT all of the issued and outstanding shares of capital stock in Comincom (with the sole exception of five shares of Comincom's common stock), in exchange for the GTI Shares under the Share Exchange Agreement, Alfa, RTK, CIG, Cavendish, First NIS and GTI have entered into the Standstill Agreement with Telenor, under which the Shareholders have agreed, among other things, to limit for a period of 18 months their ability to acquire shares of Voting Stock and to make or solicit proxies. The Standstill Agreement, and the rights and obligations provided thereunder, become effective on the Effective Date.

      Limitations on Ability to Acquire Voting Stock and to Make or Solicit Proxies

      The Standstill Agreement provides that:

            (i) each Shareholder will not, nor will it permit any of its affiliates to, directly or indirectly, in any manner acquire, or agree to acquire, any shares of Voting Stock, if the acquisition of such shares of Voting Stock would increase the ownership of such Shareholder and its affiliates to more than (a) the percentage of the shares of Voting Stock then outstanding (calculated on a fully diluted basis) as set forth opposite each such Shareholder's name in the column headed "Fully Diluted" below, or (b) the percentage of the shares of Voting Stock then outstanding (calculated on a non-fully diluted basis) set forth opposite such Shareholder's name in the column headed "Non-Fully Diluted" below:

Shareholder                   Fully Diluted              Non-Fully Diluted
-----------                   -------------              -----------------
Alfa                             43.00%                        49.99%
Telenor                          35.00%                        40.00%
RTK                              30.00%                        35.00%
CIG                              17.20%                        20.00%
First NIS/Cavendish              17.20%                        20.00%


            (ii) The provisions set forth above in paragraph (i) will not apply to the following acquisitions or circumstances:

                  (a) a Shareholder who acquires shares of Voting Stock in a Tender Offer;

                  (b) if the Board determines to conduct an auction of GTI, in which case, each Shareholder may participate in such auction on the same terms as all other bidders notwithstanding any provisions in the Standstill Agreement to the contrary; or

                  (c) if any person other than the Shareholders or any of their respective affiliates acquires, or has entered into a binding agreement to acquire, beneficial ownership of greater than 15% of the shares of Voting Stock, as evidenced by a Schedule 13D filing made by such person.

            (iii) each Shareholder will not make, nor will it permit any of its affiliates to make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) to vote any shares of Voting Stock in connection with the election of members of the Board (other than proxies to vote any shares of Voting Stock beneficially owned by such Shareholder and/or any of its affiliates or in connection with a Tender Offer made by such Shareholder or any of its affiliates).

            (iv) each Shareholder will not make, nor will it permit any of its affiliates to make, or in any way participate in any "solicitation" of "proxies" to vote any shares of Voting Stock, with respect to any matter, other than the election of directors of GTI (a "Non-Election Issue"), which may be submitted to a vote of the stockholders of GTI (other than proxies to vote any shares of Voting Stock beneficially owned by such Shareholder and/or any of its affiliates or in connection with a Tender Offer made by such Shareholder or any of its affiliates) with respect to any such Non-Election Issue.

            (v) Notwithstanding anything to the contrary contained above in paragraphs (i) through (iv), nothing contained in the Standstill Agreement will be construed to prevent any Shareholder or any of its affiliates from: (a) making a Tender Offer; or (b) communicating with any other holder or holders of GTI's outstanding securities, provided that such Shareholder does not (A) provide to any security holder of GTI a form of proxy or other authorization permitting such security holder (or its designee) to vote any equity security of GTI on behalf of such Shareholder or (B) accept from any security holder of GTI a proxy or other authorization permitting such Shareholder (or its designee) to vote any equity security of GTI on such security holder's behalf, provided that clauses (A) and (B) above will not be deemed to prevent the solicitation of proxies to vote securities of GTI beneficially owned by such Shareholder, as contemplated by paragraphs (iii) and (iv) above.

      Termination

      The Standstill Agreement will remain in effect until the earlier of (i) the date on which all of the parties agree to its termination; (ii) the date 18 months following the Effective Date; (iii) the date on which any person owns, individually or collectively with its affiliates, more than 50% of the issued and outstanding shares of Voting Stock; and (iv) the voluntary or involuntary filing of a petition in bankruptcy by or against GTI, the occurrence of an event of insolvency affecting GTI or the appointment of a receiver for GTI; provided that (a) any Shareholder who, together with its Affiliates, having once attained ownership of at least 3% or more the shares of Voting Stock thereafter ceases to own, together with its Affiliates, at least 3% of the shares of Voting Stock will cease to be a party to, or have any rights or obligations under, the Standstill Agreement from and after the date of the relevant Transfer or dilution; and (b) no Transfer, dilution or termination will be deemed to relieve any Shareholder of any obligations of such Shareholder under the Standstill Agreement accruing, or resulting from any breach, action or omission of such Shareholder occurring, prior to the date of such Transfer, dilution or termination.

Description of the Registration Rights Agreement
------------------------------------------------

      As a condition precedent to Telenor's obligation to sell and transfer to SFMT all of the issued and outstanding shares of capital stock in Comincom (with the sole exception of five shares of Comincom's common stock), in exchange for the GTI Shares under the Share Exchange Agreement, GTI, Alfa, RTK, CIG, Cavendish and First NIS have entered into the Registration Rights Agreement with Telenor, under which GTI has agreed to grant certain registration rights to the Shareholders with respect to (a) certain shares of Common Stock held by the Shareholders, including the GTI Shares to be acquired by Telenor pursuant to the Share Exchange Agreement, (b) any shares of Common Stock acquired by the Shareholders pursuant to their purchase rights respecting New Securities under the Shareholders Agreement and (c) any securities issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation of other reorganization (the "Registrable Securities"). The Registration Rights Agreement, and the rights and obligations provided thereunder, become effective on the Effective Date.

      The securities entitled to the benefits of the Registration Rights Agreement are the Registrable Securities but, with respect to any particular Registrable Security, only until (a) it has been effectively registered under the Securities Act and disposed of in accordance with a registration statement covering it, (b) it has been distributed pursuant to Rules 144 or 144A under the Securities Act (or any similar provision then in force) or (c) it has otherwise been transferred and a new certificate or other evidence of ownership thereof not bearing a legend restricting transfer under the Securities Act and not subject to any stop transfer order has been delivered by or on behalf of GTI and no other restriction on transfer exists.

      Demand Registration Rights

      The Registration Rights Agreement provides that each Shareholder has the right to request (each, a "Requesting Shareholder") that GTI effect a registration under the Securities Act with respect to all or part of the Registrable Securities held by such Requesting Shareholder(s) (a "Demand Registration"). The Requesting Shareholder(s) must deliver to GTI a request for a Demand Registration (a "Demand Request") specifying the number of Registrable Securities to be registered, the intended method of distribution and other relevant facts. Following delivery of a Demand Request, GTI must, among other things, (a) give prompt notice of such Demand Request to all other Shareholders, and such Shareholders will have 30 days from receipt thereof to respond in order to have any Registrable Securities owned by such Shareholders included in such registration, and (b) use all reasonable efforts to effect such registration as promptly as practicable or as may be so requested. Each of Alfa, Telenor and RTK will be entitled to request two Demand Registrations. Each of First NIS/Cavendish and CIG will be entitled to request one Demand Registration. GTI will not be obligated to register any Registrable Securities pursuant to any Demand Registration unless there is requested to be included in such registration by the Requesting Shareholder(s) at least 500,000 shares of Common Stock, subject to such adjustments as may be necessary by reason of any securities issued or issuable with respect to such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation of other reorganization.

      Piggy-Back Registration Rights

      Under the Registration Rights Agreement, if GTI at any time proposes to register any of its authorized but unissued shares of Common Stock on its own behalf for the purposes of raising capital (other than on Form S-4 or Form S-8 or any successor or similar form), or any of its unregistered and issued shares of Common Stock on behalf of other stockholders, under the Securities Act on a form and in a manner that would permit registration of Registrable Securities under the Securities Act for sale to the public, it must, in each such case, give prompt notice to each Shareholder of its intention to do so, specifying the form and manner and the other relevant facts involved in such proposed registration. Upon the written request of a Shareholder delivered to GTI within 30 days after such notice has been given to such Shareholder, GTI will use its reasonable best efforts to effect the registration under the Securities Act, as expeditiously as is reasonable, of all the Registrable Securities that GTI has been so requested to register by such Shareholder, to the extent requisite to permit the sale of the Registrable Securities to be so registered; provided, however, that: (a) if, at any time after giving such written notice of its intention to register any shares of Common Stock proposed to be registered by GTI and prior to the effective date of the registration statement filed in connection with such registration, GTI determines for any reason not to register such shares of Common Stock, GTI will, at its election, give written notice of such determination to each Shareholder, and thereupon GTI will be relieved of its obligation to register any Registrable Securities in connection with such registration; and (b) if the managing underwriter of such offering advises GTI that, in its judgment, the number of shares of Common Stock proposed to be included in such offering should be limited because the inclusion of Registrable Securities is likely to adversely impact the purchase price obtained for the shares of Common Stock proposed to be included in such offering, then GTI will promptly advise each Shareholder thereof and may require that, to the extent necessary to meet such limitation, all holders of Registrable Securities and of other shares of Common Stock proposing to sell shares of Common Stock in such offering will share pro rata in the number of shares of Common Stock to be excluded from such offering, such sharing to be based on the respective numbers of Registrable Securities and other shares of Common Stock as to which registration has been requested by such holders, and that the distribution of such Registrable Securities and other shares of Common Stock as are so excluded be deferred (in case of a deferral as to a portion of such Registrable Securities and other shares of Common Stock, such portion to be allocated among such holders in proportion to the respective numbers of shares of Common Stock so requested to be registered by such holders) until the completion of the distribution of such shares of Common Stock and any other securities by such underwriters.

      Transfer of Registration Rights

      The Registration Rights Agreement provides that the registration rights of each Shareholder with respect to any Registrable Securities may be transferred to Permitted Transferees or to another Shareholder; provided, however, that (a) the transferring Shareholder must give GTI written notice at or prior to the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under the Registration Rights Agreement are being transferred, (b) such transferee must agree in writing, in form and substance reasonably satisfactory to GTI, to be bound by the provisions of the Registration Rights Agreement, and (c) the terms of such transfer must make clear how the transferor Shareholder and the transferee will utilize the Demand Registrations provided to each Shareholder thereunder.

      Termination

      The Registration Rights Agreement will remain in effect until the date on which all of the parties agree to its termination.

Description of the Guaranty
---------------------------
      Under the Guaranty to be entered into among Telenor ASA, GTI and SFMT on the Closing Date, Telenor ASA will guarantee to GTI and SFMT the performance of Telenor's obligations under the Share Exchange Agreement. Subject to certain exceptions, Telenor ASA's obligations under the Guaranty will expire 18 months from the Closing Date, except that, with respect to certain representations and warranties made under the Share Exchange Agreement, such obligations will expire on the second anniversary of the Closing Date.

Disclaimer
----------
      The preceding summary of certain provisions of the Share Exchange Agreement, the Shareholders Agreement, the Standstill Agreement, the Registration Rights Agreement, the Guaranty and the Supplemental Share Transfer Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits B, C, D, E, F and G hereto, respectively, and which are incorporated herein by reference.

Telenor is acquiring the GTI Shares for investment purposes. Telenor reserves the right, subject to applicable securities laws and the Share Exchange Agreement, the Shareholder Agreement, the Standstill Agreement and the Registration Rights Agreement, to acquire additional shares of GTI's Common Stock or sell shares of GTI's Common Stock from time to time in open market or privately negotiated transactions. Any determination to purchase or sell any shares of GTI's Common Stock would be based upon the prevailing market conditions and other factors.

Except as otherwise set forth in this Item 4, none of the Reporting Persons, or, to the best knowledge of such parties, none of the individuals named in Item 2 hereof, has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although such persons may develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) On the basis of information available to the Reporting Persons on the date hereof, immediately after the completion of the transactions described in Item 4 above, Telenor will be the direct beneficial owner of 6,732,966 shares of Common Stock of GTI, which will constitute 19.5% of the issued and outstanding shares of Common Stock of GTI, after taking into account the effect of such issuance. The calculation of the 6,732,966 shares to be received by Telenor is based upon GTI's 27,795,065 total outstanding shares of Common Stock at August 19, 2003, as disclosed to the Reporting Persons by GTI in Section 4.10 of the Share Exchange Agreement. If GTI issues any additional shares of Common Stock after the date hereof and prior to the Closing, the number of shares of Common Stock beneficially owed by Telenor will change. Telenor will have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the 6,732,966 shares of Common Stock retained by it, subject to the agreements described in Item 4.

A total of 26,333,761 shares of Common Stock are subject to the Shareholders Agreement, constituting in the aggregate approximately 76.3% of GTI's total issued and outstanding Common Stock, after giving effect to the issuance of all of the GTI Shares. The calculation of the preceding share amount and percentage is based upon the respective Common Stock shareholdings at August 19, 2003 of Alfa, RTK, CIG, Cavendish and First NIS as disclosed to the Reporting Persons by such parties and GTI's 27,795,065 total outstanding shares of Common Stock at August 19, 2003. However, unless and until Telenor acquires any of the GTI Shares under the Share Exchange Agreement, Telenor will not have any power to vote or dispose of any shares of Common Stock of GTI. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Common Stock of GTI (other than, solely in the case of Telenor, after the completion of the transactions described in Item 4 above, 6,732,966 shares of Common Stock) for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Telenor is a direct wholly owned subsidiary of Telenor Business Solutions Holding AS, and Telenor Business Solutions Holding AS is a direct wholly owned subsidiary of Telenor ASA. As a result, Telenor Business Solutions Holding AS and/or Telenor ASA may be deemed to be the indirect beneficial owner of the GTI Shares to be acquired by Telenor. Neither the filing of this Schedule 13-D nor any of its contents shall be deemed to constitute an admission that Telenor Business Solutions Holding AS or Telenor ASA is the beneficial owner of the GTI Shares to be acquired by Telenor for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) None of the Reporting Persons has effected any transactions in the Common Stock of GTI other than the transactions described herein.

(d) None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of GTI.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as provided in the Share Exchange Agreement, the Shareholders Agreement, the Standstill Agreement, and the Registration Rights Agreement, or as set forth herein, none of the Reporting Persons or, to the best knowledge of such parties, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of GTI, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      1. Attached hereto as Exhibit "A" is a conformed copy of the Joint Filing Agreement dated August 28, 2003 by and among Nye Telenor East Invest AS, Telenor Business Solutions Holding AS, and Telenor ASA relating to the filing of the Joint Statement on Schedule 13D.

      2. Attached hereto as Exhibit "B" is a copy of the Share Exchange Agreement dated as of August 19, 2003 by and among SFMT-CIS, Inc., Nye Telenor East Invest AS and Golden Telecom, Inc.

      3. Attached hereto as Exhibit "C" is a copy of the Shareholders Agreement dated as of August 19, 2003 between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.

      4. Attached hereto as Exhibit "D" is a copy of the Standstill Agreement dated as of August 19, 2003 between and among Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited, First NIS Regional Fund SICAV and Golden Telecom, Inc.

      5. Attached hereto as Exhibit "E" is a copy of the Registration Rights Agreement dated as of August 19, 2003 between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.

      6. Attached hereto as Exhibit "F" is a copy of the Guaranty to be entered into by Telenor ASA , Golden Telecom, Inc. and SFMT-CIS, Inc.

      7. Attached hereto as Exhibit "G" is a copy of the Supplemental Share Transfer Agreement dated as of August 19, 2003 by and between Alexander V. Kozhanov, Nye Telenor East Invest AS and SFMT-Rusnet, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2003                        NYE TELENOR EAST INVEST AS

                                              By: /s/ Jon Fredrik Baksaas
                                                  ------------------------------
                                                  Name:  Jon Fredrik Baksaas
                                                  Title: Chairman of the Board

                                              TELENOR BUSINESS SOLUTIONS
                                              HOLDING AS

                                              By: /s/ Morten Karlsen Sorby
                                                  ------------------------------
                                                  Name: Morten Karlsen Sorby
                                                  Title: Chairman of the Board

                                              TELENOR ASA

                                              By: /s/ Jon Fredrik Baksaas
                                                  ------------------------------
                                                  Name: Jon Fredrik Baksaas
                                                  Title: Chief Executive Officer

                                Index to Exhibits

1. Attached hereto as Exhibit "A" is a conformed copy of the Joint Filing Agreement dated August 28, 2003 by and among Nye Telenor East Invest AS, Telenor Business Solutions Holding AS, and Telenor ASA relating to the filing of the Joint Statement on Schedule 13D.

2. Attached hereto as Exhibit "B" is a copy of the Share Exchange Agreement dated as of August 19, 2003 by and among SFMT-CIS, Inc., Nye Telenor East Invest AS and Golden Telecom, Inc.

3. Attached hereto as Exhibit "C" is a copy of the Shareholders Agreement dated as of August 19, 2003 between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.

4. Attached hereto as Exhibit "D" is a copy of the Standstill Agreement dated as of August 19, 2003 between and among Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited, First NIS Regional Fund SICAV and Golden Telecom, Inc.

5. Attached hereto as Exhibit "E" is a copy of the Registration Rights Agreement dated as of August 19, 2003 between and among Golden Telecom, Inc., Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.

6. Attached hereto as Exhibit "F" is a copy of the Guaranty to be entered into by Telenor ASA, Golden Telecom, Inc. and SFMT-CIS, Inc.

7. Attached hereto as Exhibit "G" is a copy of the Supplemental Share Transfer Agreement dated as of August 19, 2003 by and between Nye Telenor East Invest AS, Mr. Alexander V. Kozhanov and SFMT-Rusnet, Inc.



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